FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

7 January 2005

BRITISH AIRWAYS Plc

(Registrant's Name)

Waterside HBA3,

PO Box 365

Harmondsworth UB7 0GB

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

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CONTENTS

1. December Traffic and Capacity Statistics - 6 January 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

By: /s/_______________________________
Name: Alan Buchanan
Title: Company Secretary
Date: 7 January 2005

INDEX TO EXHIBITS

Exhibit No.	Description

1.	December Traffic and Capacity Statistics - 6 January 2005

TRAFFIC AND CAPACITY STATISTICS - December 2004

Summary of the headline figures

In December 2004, passenger capacity, measured in Available Seat Kilometres, was 3.9 per cent above December 2003. Traffic, measured in Revenue Passenger Kilometres, was higher by 3.2 per cent. This resulted in a passenger load factor down 0.6 points versus last year, to 72.7 per cent. The increase in traffic comprised a 6.8 per cent increase in premium traffic and a 2.7 per cent increase in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, rose by 9.7 per cent. Overall load factor rose by 0.3 points to 70.3 per cent.

For the October to December quarter, ASKs rose by 1.9 percent, with RPKs rising by 2.0 percent. This resulted in an increase in passenger load factor of 0.1 points, to 72.8 percent. This comprised a 3.5 per cent increase in premium traffic and a 1.8 percent increase in non-premium traffic. CTKs rose by 9.7 per cent.

Market conditions

Market conditions are broadly unchanged.

Costs

As a result of yen appreciation against sterling, there will be a non-cash accounting loss of £6 million in the third quarter financial results.

Strategic Developments

British Airways and Iberia signed an agreement to develop a joint business on key routes between London and Spain that includes revenue and cost sharing on flights between London Heathrow and Madrid and Barcelona. The deal means the two carriers will now offer a better spread and choice of flight timings on these routes and better connections and shorter journey times for customers travelling to destinations around the world from London Heathrow and Madrid.

A new feature on ba.com means British Airways' customers can now change their flight bookings from their own computer, upgrade class of travel and cancel and arrange a refund of their tickets. Any costs for changes are calculated instantly and are completely transparent.

British Airways opened its first drive-through check-in for Club World passengers and a new exclusive check-in and lounge for First passengers in Barbados.

British Airways' New Year sale featured up to three quarters of a million discounted tickets to more than 65 worldwide destinations with savings of up to £331. Bargains include Venice for £65 return, New York for £199 return and Hong Kong for £399 return.

Alan Burnett was appointed as head of British Airways' UK and Ireland sales and marketing. He replaces David Noyes, who took up the position of director Heathrow.

January 6, 2005

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

		Month of December				Financial year to date
						April through to December
BRITISH AIRWAYS			Change				Change
SCHEDULED SERVICES	2004	2003	(%)		2004	2003	(%)
Passengers carried (000)
UK/Europe	1734	1701	+1.9		18334	18392	-0.3
Americas	580	590	-1.7		5543	5442	+1.9
Asia Pacific	141	135	+5.0		1252	1081	+15.8
Africa and Middle East	278	260	+7.1		2286	2058	+11.1
Total	2734	2686	+1.8		27416	26974	+1.6

Revenue passenger km (m)
UK/Europe	1533	1420	+8.0		16452	15785	+4.2
Americas	3876	3920	-1.1		37059	36333	+2.0
Asia Pacific	1459	1405	+3.9		12879	11469	+12.3
Africa and Middle East	1879	1734	+8.4		15281	13812	+10.6
Total	8747	8478	+3.2		81671	77399	+5.5

Available seat km (m)
UK/Europe	2459	2320	+6.0		23489	22860	+2.8
Americas	5154	5075	+1.6		47130	47299	-0.4
Asia Pacific	1964	1858	+5.7		17502	15854	+10.4
Africa and Middle East	2449	2319	+5.6		20180	18822	+7.2
Total	12026	11572	+3.9		108301	104835	+3.3

Passenger load factor (%)
UK/Europe	62.4	61.2	+1.2	pts	70.0	69.1	+0.9	pts
Americas	75.2	77.2	-2.0	pts	78.6	76.8	+1.8	pts
Asia Pacific	74.3	75.6	-1.3	pts	73.6	72.3	+1.3	pts
Africa and Middle East	76.7	74.8	+1.9	pts	75.7	73.4	+2.3	pts
Total	72.7	73.3	-0.6	pts	75.4	73.8	+1.6	pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)	435	396	+9.7		3738	3310	+12.9
Total RTK	1318	1252	+5.3		11892	11056	+7.6
Available tonne km (m)	1875	1790	+4.7		16943	16218	+4.5

Overall load factor (%)	70.3	70.0	+0.3	pts	70.2	68.2	+2.0	pts

Certain statements included in this statement may be forward-looking and may involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's business and financing plans, expected future revenues and expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy.

Investor Relations

Waterside (HCB3)

PO Box 365

Harmondsworth

UB7 OGB

Tel: +44 (0) 20 8738 6947

Fax: +44(0) 20 8738 9602